United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: October 21st, 2004	By: /s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

Press Release

SBC selects Alcatel as primary supplier for Project Lightspeed in USD 1.7 billion deal

Paris, October 20, 2004 — SBC Communications (NYSE: SBC) announced today that it has selected Alcatel (PARIS: CGEP.PA and NYSE: ALA) as it’s primary network infrastructure and services supplier in a deal that is estimated to be worth USD 1.7 billion to Alcatel over the next five years.

The agreement identifies Alcatel as SBC’s primary supplier of network infrastructure including access and fiber technologies, IP routing and Ethernet switching solutions, and network systems integration services. Additionally, Alcatel will work with SBC to ensure seamless video systems integration. This agreement is a key enabler for SBC’s Project Lightspeed initiative, which will deliver integrated IP Television, ultra-high-speed, user centric broadband services, IP voice and wireless bundles of products to 18 million households by year-end 2007.

“With this announcement, Alcatel and SBC are extending a strategic relationship with respect to the design and delivery of next generation networks and service offerings,” said Mike Quigley, President Alcatel North America. “Through our leadership in access and IP technologies, and our experience designing and integrating large-scale networks, we are privileged to be helping SBC leapfrog the competition with a new generation of feature-rich IP-based services.”

To drive fiber deeper into the SBC network, Alcatel will provide SBC with its remote 7330 IP DSLAM solution, which is capable of supporting wire speed triple play services and multiple variations of DSL for SBC’s Fiber to the Neighborhood architecture. In addition, Alcatel provides its 7340 Fiber to the Premise (FTTP) solutions. Alcatel is the world’s leading supplier of broadband access solutions, with more than 50 million lines of DSL shipped.

New feature-rich IP services require a new generation of data networking capabilities. SBC has selected Alcatel’s 7750 Service Router and 7450 Ethernet Services Switch which will enable SBC to offer differentiated IP-based services, such as video, that require the highest levels of reliability and predictability, while producing Ethernet economies of scale and efficiencies.

SBC has also selected Alcatel as the network and video services integration partner for the entire project. Alcatel will take responsibility for the end-to-end integration of the network, and for the end-to-end video integration. Alcatel’s experience deploying video solutions with more than 20 operators will help SBC meet its aggressive roll out schedule.

~ ~ ~ ~

Alcatel will hold two analyst and press conference calls to discuss this contract on :

•	Wednesday, Oct. 20, 2004 at 5:30 PM EDT (11:30 PM CET) or

•	Thursday, Oct. 21, 2004 at 8:00 AM CET (2:00 AM EDT)

     To participate in either, please dial in :

•	International — +1 480 629 9024

•	From the US — 800 762 4717

Replay:

The conference calls will be available for replay as follows:

For the Wednesday, Oct. 20, 2004 call: Replay will begin on Oct. 20, 2004 at 7:15 PM EDT and end on November 3 at 11:59 PM EDT.

          From the US — 800 475 6701, pass code 751708
          International — + 1 320 365 3844, pass code 751708

For the Thursday, October 21, 2004 call: Replay will begin on October 21, 2004 at 10:45 AM CET and will end on November 4, 2004 at 11:59 PM CET.

          From the US — 800 475 6701, pass code 751710
          International — + 1 320 365 3844, pass code 751710

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel:+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Mark Burnworth / HQ	Tel:+ 33 (0)1 40 76 50 84	Mark.burnworth@alcatel.com
Charlie Guyer / North America	Tel: + 1 978 257 3490	Charlie.guyer@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	Nicolas.Leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	Maria.Alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com